Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is a transcript of an article with Mihir Dange as published on the Brownfield Ag News  https://www.brownfieldagnews.com/news/saf-investor-expects-100x-growth-in-next-decade/ on April 24, 2025:

SAF investor expects “100x growth” in next decade

April 24, 2025

Mark Dorenkamp and Mihir Dange

MIHIR DANGE:
I'm Mahir Dange, CEO of XCF Global.

MARK DORENKAMP:
Mahir, let's start with an overview of XCF Global — tell us about the business.

MIHIR DANGE:
Thanks for having me on. XCF Global is a holding company. That holding company has Devco assets in sustainable aviation fuel. Currently, our first facility is in Reno, Nevada, and then we have subsequent facilities — one adjacent to the existing site, one in Fort Myers, Florida, and another one in North Carolina.

MARK DORENKAMP:
What has this process of ramping up SAF production been like from your perspective?

MIHIR DANGE:
SAF is a new space, but it is developing and starting to become a very important piece of how the world decarbonizes using aviation. In terms of SAF and bringing SAF facilities on, I think we're kind of in the early stages — almost the early innings of what's happening. And it takes time. These facilities, they take a lot of engineering and require a lot of manpower to bring them up and online. And it's... they take about three years to build. So, it's an interesting time, as there's a tremendous amount of need and there is a lot of build time that's required to get them up and operational.

MARK DORENKAMP:
What is your message to farmers who are looking at the market potential of SAF — they grow corn or soybeans, various feedstocks that could be used in the production of sustainable aviation fuel. What is your message to them right now?

MIHIR DANGE:
I think the message right now is: sustainable aviation fuel, which is now being branded as synthetic aviation fuel in the new administration, is a very... like I mentioned before, is a very important part of decarbonizing the aviation industry. There is going to be a strong push to grow synthetic aviation fuel sites on a year-on-year basis. Currently, we're expecting about 100x growth over the next 10 years.

One of the main drivers around that growth is the farm industry — that is supporting the most viable way to bring these facilities online through feedstock. And typically, it's through corn and soybean — soybeans — which are the driving force. So I think for the industry, I think it requires a little bit of patience, but I do think that the farmers that are forward on figuring out economies of scale, figuring out how to be close to rail, also potentially figuring out how to lower their CI scores — as those are going to be the main driving forces as we go forward.

We know that it's going to be the most — one of the most predominant feedstocks, and whether it's used in renewable diesel or synthetic aviation fuel, the cost is going to be a big driver of how we continue to use these products.

MARK DORENKAMP:
You talked before about some of the complexity and cost of SAF production facility. And as you think about the current biofuels industry — ethanol plants, biodiesel plants — those types of operations, I would assume that there are some similarities to what we’ll see SAF production look like. But obviously, there’s going to be some differences. What kind of light can you shed on that?

MIHIR DANGE:
I'm sorry, could you repeat the question if you don't mind?

MARK DORENKAMP:
Sure — as far as the way that SAF is being produced and what those plants... how they operate, the technology involved — does it parallel current ethanol production or biodiesel production very much? Or are there some real key differences there that would necessitate just kind of building from scratch this SAF production model?

MIHIR DANGE:
Yeah, there are differences in the technology and there are differences on how you take — which is the core product — a corn or soybean oil and convert it into its final product. So, for synthetic aviation fuel in particular, in our facility, we have the ability to pull in used cooking oil, animal fats, animal tallows, soybean oil, distillers corn oil. That is a different type of methodology than you using ethanol to convert it into synthetic aviation fuel.

I think that the main drivers around it are cost and carbon intensity. So while the technology is different, I think what you're going to find is over the next decade the need to rely on farmers and having a cost-competitive product, having a carbon – achieving as close to carbon neutrality as possible — and we know that that's very difficult, considering some of the processes that are there today — but the lower, the better we achieve those carbon intensity scores on a cost basis, the better you're going to see the advancement of this entire ecosystem.

And it starts with feedstock. It starts with the farmers and working at the... working at the farm level, moving it all the way up the chain — up the supply chain to delivery, to produce... production, to delivery, to now input at the infrastructure level for SAF facilities, and then making that byproduct — or the product and the byproduct — into the wing of the plane. But it really starts at the farmer level in order for us to achieve that.

MARK DORENKAMP:
The milestone that was recently hit with New Rise Renewables capturing a major order — how significant is that in getting this market off the ground, so to speak? And what are some other potential milestones going forward to be on the lookout for?

MIHIR DANGE:
Well, I think at the XCF level, we're very proud of bringing New Rise Renewables up and online. It is a major milestone, as we're a... a handful of — there are only a handful of SAF projects that are actually up and running today.

I think the things that we should look at are what is happening overall in the industry. And I think the things that we're finding are: in Europe, we're starting to see mandates; internationally now in other parts of the world, we're starting to see mandates — or potentially Japan, Australia, China has targets, India — and it's starting to become a global product.

And as this becomes a global product, what can we evaluate in what's happening in the trend of that product, right? And those trends I kind of mentioned before are on carbon intensity. What is the trend around mandates? What is the trend around technology? What is the technology path that is prevalent today — will it be the prevalent source going tomorrow?

And I think when you start incorporating all of those little features, you start getting a clearer roadmap of what's happening in the industry.

I think the second thing that we also want to look at is: where is the feedstock that farmers are producing today and why are they relevant? And where can those feedstocks be delivered to?

With the new administration, I think something that we're noticing is that there is a much stronger appetite for domestic feedstocks — domestic corn and soybean oil in particular — to meet the demands of this industry.

MARK DORENKAMP:
Anything else that you want to be sure we cover?

MIHIR DANGE:
I think we should cover what's happening a little bit with tariffs. I think the tariff-based – the tariff-based ecosystem that this new administration is pushing forward — I think really plays quite nicely into pushing domestic SAF and renewable energy to the next level.

Let me kind of elaborate on that. So, as we put tariffs in place, domestically — domestic producers of synthetic aviation fuel are going to push for domestic corn and domestic soybeans because they really focus on lower cost growth for the industry.

For a company like ourselves, where we can take in animal tallow and, in particular, we can take in used cooking oil — that used cooking oil now starts to become more expensive because of tariffs.

So, I do think that there is the potential for a better ecosystem that works here in the United States.

I think the second thing that we should probably look at is what's happening with IRA credits. The IRA credits are meant to stimulate production here in the United States, and as long as those IRA credits continue to exist, it will make the most amount of sense to produce domestically, take feedstock in domestically, and ship that product potentially into mandated countries.

So, I think that's kind of one angle that we're looking at today — that maybe some people are not.

MARK DORENKAMP:
Yeah, an interesting point on tariffs. And then I'm glad you brought up the tax credits, because amongst farm groups right now, there's some frustration with sort of a lack of clear guidance on the 45Z tax credit in particular — and what qualifies for that. Has that been something that you followed very closely? And do you expect further clarification to come with the current administration?

MIHIR DANGE:
Yes, so, great question. The 45Z was established from the IRA. It is something that is — that the credit incentives that are driven from the low carbon transportation of it is really important for companies like ourselves.

I do know that there's a lot of frustration around it. We have a lot of frustration around it. But we do think that by 2026, it's going to be resolved in their – how they want to take — how their view is going to take on it.

In particular, we do think though in the current administration there is still a strong focus around biofuels. And because there is still a strong focus around biofuels, there is a strong appetite to support the farmers in the Midwest and in particular support the 45Z.

Now, I've spent some time down in Washington, Washington DC, and there is a very bipartisan view around this part of the code. So, we feel confident that 45Z will continue to exist and that they will provide strong guidance.

But I think the main thing that we're seeing is: there is a lot of support right now for farmers — especially around corn ethanol and soybeans.

On April 23, 2025, XCF Global Capital, Inc. posted the following on LinkedIn:

XCF Global
370 followers
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+ Follow

Thank you to Carbon Herald for the thoughtful coverage on XCF's strategy and outlook as we prepare for our public listing.

We're focused on building a platform that can endure — rooted in long-term partnerships, disciplined growth, and real demand.

"The difficulty is also the opportunity that is born in the space," said our CEO Mihir Dange, reflecting on how uncertainty can be a catalyst for smart, scalable growth.

We appreciate the chance to share our perspective on building the SAF industry for the long term in an ever-evolving world.

Read the full article: https://loom.ly/B0CtZw4

#XCFGlobal #SAF #Decarbonization #CarbonHerald

SUSTAINABLE AVIATION FUEL PIONEER XCF GLOBAL TAKES FLIGHT WITH AMBITIOUS IPO AMID INDUSTRY TAILWINDS

Carbon Herald

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Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. (“NewCo”) or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (14) the availability of tax credits and other federal, state or local government support; (15) risks relating to XCF’s and New Rise’s key intellectual property rights; and (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.